82-34640

File number ~~82-524~~

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

10 August 2004

Dear Sir

Friends Provident plc - File number ~~82-524~~

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

Interim Results	-	5 August 2004
Treasury Stock	-	6 August 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 8/17

Regulatory Announcement

Go to market news section

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:12 06-Aug-04
Number	PRNUK-0608

Treasury Shares

6 August 2004

Friends Provident plc announces the transfer of 26,989 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc Share Save Scheme and the Friends Provident plc Executive Share Option Scheme.

At the same time, the Company transferred 28,039 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.3055 per share for the July contribution. The Company has received notification from G K Aslet, AR G Gunn, K Satchell and BW Sweetland, as executive directors of the Company, that of the 28,039 shares acquired by the Trustees, they have each acquired 96 shares through the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 1,896,462,390 ordinary shares of 10p each of which 46,381,383 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END

Close

Regulatory Announcement

Go to market news section

Company	Friends Provident PLC
TIDM	FP.
Headline	Interim Results
Released	07:00 05-Aug-04
Number	6486B

RNS Number:6486B
Friends Provident PLC
05 August 2004

Friends Provident plc - Interim results for half year ended
30 June 2004
Operating profits up 25%
2003 record new business exceeded

Group Financial Highlights

* Total new life and pensions business APE up by 7% to £212 million (2003: £198m).
* Contribution to profits from new business up 6% to £37 million. Margin 17.5% (2003: 17.7%).
* ISIS earnings per share ++ up 32% to 7.4 pence (2003: 5.6 pence).
* Achieved operating profit# up 25% to £169 million (2003: £135m). Achieved profit before tax up 26% at £120 million (2003: £95m).
* Modified Statutory Solvency (MSS) operating profit# £177 million (2003: £111m). MSS profit before tax up 33% at £117 million (2003: £88m).
* Risk Capital Margin covered over 5 times and Free Asset Ratio 9.7%.
* Interim dividend up 2% to 2.55 pence per share covered 1.7 times.

David Newbigging, Chairman, said:

"The Group's half year figures represent another period of good progress for our two core businesses, life and pensions and asset management, in line with our stated strategy. The recently announced proposed merger between ISIS and F&C, in which we will own a controlling stake of 51%, will create a pan-European asset manager with £120 billion funds under management. This is consistent with our strategy for sustaining the Group's longer term profitable growth."

Keith Satchell, Group Chief Executive, said:
"These are excellent results with strong year on year growth of profits for both businesses and, once again, record life and pensions sales. Our leading electronic trading capability, which underpins our quality service and efficiency, has enabled us to capture three more major distribution deals which bodes well for our future profitable growth."
++. Before amortisation of goodwill and exceptional items
#. Before amortisation of goodwill, operating exceptional items and tax
- Ends -

For further information contact:

Nick Boakes	Friends Provident plc	020 7760 3130
Di Skidmore	Friends Provident plc	020 7760 3133
John Coles	Bell Pottinger Financial	020 7861 3868

Ref: E**

Notes to editors:

1. An interview with Keith Satchell, Group Chief Executive, and Philip Moore, Group Finance Director, will be available to view in video, audio and text formats at www.friendsprovident.com and www.cantos.com from 7.00am today.

2. An analyst presentation will take place at 9.30am today at Merrill Lynch Auditorium, Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ.

3. A webcast of the analyst presentation will also be available on the Friends Provident website from 1.00pm today.

4. An investor teleconference will take place at 3.00pm.
Dial in: 01296 480 100
Access code: C461509

5. There is also a replay facility, which will be available for 7 days.
Dial in: 01296 618 700
Access code: 291513

6. High resolution images are available for the media to view and download free of charge from http://www.vismedia.co.uk.

7. Financial reporting dates

Dividend dates:	
Shares go ex dividend	13 October 2004
Record date	15 October 2004
Dividend paid	26 November 2004
Financial Reporting Calendar:	
Quarter 3 Life and Pensions New Business	26 October 2004
Full Year Life and Pensions New Business	31 January 2005
Friends Provident plc Preliminary Results 2004	3 March 2005

8. The principal life and pensions subsidiary company is Friends Provident Life and Pensions Limited (FPLP).

9. The Realistic Balance Sheet (RBS) relates to the FPLP With Profit business. Risk Capital Margin (RCM) cover is defined as unencumbered capital in the Life and Pensions business plus 50% of the embedded valued profits arising in the non-profit fund of FPLP, divided by the RCM, calculated on a realistic solvency basis.

10. The Free Asset Ratio (FAR) is a common measure of financial strength in the UK for long term insurance business. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of actuarial reserves.

11. The Annual Premium Equivalent (APE) basis is new regular premiums plus 10% of single premiums.

12. Certain statements contained in this announcement constitute "forward-looking statements". Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

Industry overview

Life and pensions market

The recent and long-awaited Government announcement on the charging structure for stakeholder products is important, not only because it brings clarity for the industry, but also because it signals an acknowledgment by the Government of the need to work collaboratively with the industry to help restore consumer confidence and to begin to address the well-publicised £27 billion savings gap. The Treasury's view is that the price cap represents "excellent value for consumers" while also providing efficient companies marketing the products "an excellent opportunity for profitable growth".

The initial reaction of the industry to the new price cap, which we share, is that it is a positive step, although still restrictive, and that Government needs to do much more to encourage and incentivise people to save for the future.

A simplified advice regime, proposed by the Financial Services Authority, is currently being considered by the industry and it will be the analysis of this regime, combined with the new charging structure, which will determine whether and how product providers and intermediaries will market the new stakeholder products when they are introduced next April.

The Association of British Insurers (ABI) released figures in April this year indicating that less than half of the under 30s are currently saving for a pension, compared with over 70% in the 1990s, the majority then belonging to pension schemes to which their employer also contributed. This is a trend that has to be reversed. The simplification of pension rules should be helpful in this respect.

Depolarisation - the new framework for the marketing of products - is likely to be implemented between October 2004 and March 2005. This will extend the opportunities for product providers to secure distribution arrangements, particularly with large IFA firms and intermediary networks. The past two years have witnessed a concentration of new business among the top ten providers and depolarisation is likely to increase the combined market share of the top ten still further.

The volatile situation in the Middle East and other global political factors are likely to continue to bear down on stockmarket performance, affecting the International life and pensions market as well as the UK. However, restoring consumer confidence remains all-important and increasing sales, particularly investment products, is seen as a positive indicator.

Asset management

The stockmarket over the first half of 2004 has been range bound. However, this follows a period of volatile markets in recent years and a sharp resurgence in equity markets in the second half of 2003 and may represent a period of consolidation after the recent recovery. Against this backdrop, the degree of current stability is to be welcomed, as it will help to foster a return of investor confidence. While we are unlikely to see the level of market returns generated during the 1990s we do believe that this stable platform bodes well for some progress in markets during the second half of the year.

Structure

The Group is structured around two core businesses. The life and pensions business is predominantly focused on the UK market, holding a top ten position, and with a growing presence in international markets. The asset management business - ISIS - will be transformed on completion of the proposed merger with F&C from a UK-focused company to a pan-European operation managing some £120 billion, placing it in the top five in its UK market and the top ten in Europe for managing pension funds. Friends Provident will have a 51% controlling interest in the new company, which will adopt the long-established and

well-respected F&C name and brand.

Life and pensions

Our emphasis remains on the three product segments of investment, protection and group pensions, backed by leading-edge technology enabling high quality service.

UK IFAs remain the primary distributors of our products, accounting for 69% of our new business in the first half of 2004 (2003: 63%). International new business contributed 17% of the first half total (2003: 17%).

The remaining 14% of new business (2003: 20%), is now predominantly sourced from our network of Appointed Representatives (ARs), following the closure of our direct salesforce earlier this year, announced in 2003.

A key strand of our strategy is to secure distribution agreements and in the first half of 2004 we have entered into such agreements for protection products with St James's Place and three of the UK's largest IFA networks: Bankhall, Lighthouse Group and Sesame.

Service quality is rooted in the application of technology and we remain one of the few companies offering a full end-to-end internet-based service for individual business, which has been further, enhanced during the first half of 2004. Looking across the whole of our core individual product range, around half of all UK new business written by IFAs in June 2004 was transacted online, up from some 30% during January 2004. An example of the efficiencies being driven by technology is that over 31,000 policy valuations were accessed online in the six months to end of June 2004, significantly reducing telephone enquiries.

Other servicing initiatives are underway to drive quality up and costs down. It is the quality of our service that differentiates us in the marketplace and underpins the awards we receive. A recent example is the Financial Adviser Life & Pensions Provider Awards, announced at the end of June, at which we collected no fewer than ten Gold Awards. All this is, of course, delivered by the excellent efforts of our staff and in April Friends Provident was voted one of the top workplaces in the UK for the fourth successive year and is the only major life and pensions company to make the list of Britain's top fifty employers.

Analysis of new business

Total new life and pensions business APE increased by 7.1% to a new first half record of £212.1 million (2003: £198.1m) and by 13.1% to £120.6 million for the second quarter of 2004 (2003: £106.6m).

Life business

New life APE increased by 23.0% to £97.8 million in the first half of 2004 (2003: £79.5m) and by 29.3% for the second quarter of 2004 to £53.0 million (2003: £41.0m).

New protection business, including income protection, increased strongly by 31.3% to £36.9 million in the first half 2004 (2003: £28.1m) and by 40.6% for the second quarter to £21.8 million (2003: £15.5m). We believe our eSelect product remains the market leader in terms of functionality and we now transact about half of our protection business online. Additionally, in the first half of this year we extended our online offering to embrace income protection, an industry first, as well as receiving the accolade of Income Replacement Company of the Year in the 2004 Financial Adviser Life and Pensions Awards.

New investment business increased by 18.5% to £60.9 million in the first half 2004 (2003: £51.4m) and by 22.4% for the second quarter to £31.2 million (2003: £25.5m). More than half (55%) of this new business is through our International arm, operating in markets with the potential for higher margins.

Investment bond business remains the dominant product for UK sales. In the first half of 2004 new UK bond business was up 46% over the same period in 2003,

benefiting from the high quality range of medium and low risk funds we now offer. We are confident of making further advances in this sector over the remainder of this year, benefiting from the product enhancements introduced in the first half of 2004.

Pensions business

New pensions APE decreased by 3.6% to £114.3 million in the first half of 2004 (2003: £118.6m) but increased by 3.0% for the second quarter of 2004 to £67.6 million (2003: £65.6m).

New group pensions business increased by 1.1% to £86.5 million in the first half 2004 (2003: £85.6m) and by 4.9% for the second quarter to £51.8 million (2003: £49.4m). 288 new group schemes were added to our portfolio in the second quarter of 2004 and our focus remains on targeting better quality schemes. The multi-manager investment fund facility launched last year - Activ - is successfully attracting schemes where specialist or passive investment funds are required. In addition, our worksite scheme enrolment activities continued to contribute to overall new business levels.

New individual pensions business decreased by 17.9% to £12.4 million in the first half 2004 (2003: £15.1m) and by 2.8% for the second quarter to £6.9 million (2003: £7.1m). Our position remains to focus on the more profitable segments of pensions business, which are currently within the group market.

New annuity business decreased by 14.0% to £15.4 million in the first half 2004 (2003: £17.9m) and by 2.2% for the second quarter to £8.9 million (2003: £9.1m), reflecting our continued emphasis on maintaining margins over volumes.

With profits business

The with profits market continues its decline and accounted for only 6% of our total new business in the first half of 2004 (2003: 13%) and 4% of our new savings and investment business (2003: 18%). The UK Safeguard Optimiser fund, launched in the final quarter of 2003 as an alternative to with profits, accounted for over 5% of our first half 2004 new investment bond business.

Asset management

ISIS has reported its interim results separately. In summary, operating margin was 36.4% (2003: 32.0%) for the first six months, well above industry average, according to recent industry surveys. This reflects the successful integration of Royal & SunAlliance's investment management business and the economies of scale that have been achieved from a larger entity, and position the company well for the integration of ISIS and F&C. Earnings per share before amortisation of goodwill and exceptional costs rose 32% from 5.62 pence to 7.40 pence.

Retail new business figures are well up on last year and, indeed, indicate that ISIS is winning market share. Level of redemptions is also below market levels. Both of these are having a positive impact on revenues. Successes have also been recorded in investment trust business where ISIS launched its second property trust with assets of £177 million. There are also some early signs of pick up in Venture Capital Trusts fund raising following the Chancellor's budget changes.

Some small positive moves have been seen in the institutional market although these positive developments in new business have been offset by outflows of insurance funds as a result of managing closed books of a life fund business. These outflows are factored into the price when the book is purchased.

Investment performance during 2004 has continued to build on the improvement of last year, both in terms of the retail and institutional client funds managed.

Within the key retail categories the proposition of ISIS continues to improve. Over one year the performance of over 60% of retail funds are still above median. This improved investment performance is now being reflected in the three year numbers where some 50% of funds are now above median. Consistent long-term investment performance is the key to driving future organic growth.

On the institutional funds, performance over the last twelve months has been in excess of the CAPS median within both UK equities and balanced portfolios, the latter helped by the asset allocation stance of ISIS. Within the Life and Pensions unitised balanced managed accounts, ISIS is in the top-quartile year to date and on a 12 months basis. In addition the life insurance accounts are also showing out performance in most cases over 6 and 12 months. Segregated accounts repeat the pattern of good bond and UK equity performance.

During the half year, negotiations were concluded with Cardinal Capital Partners, a new company, which is focused on alternative assets, and €7.5 million has been invested for a 15% stake in that business. This will provide access to alternative asset management capabilities, a growth area in the fund management marketplace.

While negotiations on outsourcing our back office and certain administrative functions have been concluded, a final contract has not yet been signed, as ISIS will review the requirements of the enlarged client base in the light of the proposed merger with F&C, while also recognising the commitments made to staff.

Achieved Profit

Operating profit before amortisation of goodwill, operating exceptional items and tax was £169 million, up from £135 million in 2003. Within the overall result, life and pensions achieved operating profit before operating exceptional items and tax was up to £162 million from £127 million in 2003. The highlights were as follows:

The contribution from new business before cost of solvency capital and pension service charge was £37 million. This represents a 6% increase on £35 million for the first half of 2003. The new business margin has benefited from a reduction in acquisition expenses and a better mix of business. The new business margin for the period was 17.5%. As expected there was an adverse impact of approximately 2% as a result of the changes in economic assumptions (mainly the increase in the risk discount rate from 7.0% to 7.3%). The cost of solvency capital and pension service charge has increased to £11 million (2003: £8m), primarily as a result of an increase in protection business, which carries a higher cost of solvency capital.

The net effect of experience variances in the period was a positive impact of £2 million. This is made up of a negative impact in respect of lapses, mainly on endowment business and exceptional costs in relation to the transition to the new prudential and accounting regimes more than offset by a positive maintenance expense variance arising from tight cost control and a number of other, small, mostly positive variances.

Development costs were £6 million, down from £12 million in 2003. This is mainly expenditure on the development of advanced electronic trading systems and e-commerce related activities, and is expected to see a modest increase in the second half of 2004.

Modified Statutory Solvency Profit and Dividend

Analysis of modified statutory solvency operating profit

	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m
With Profits Fund: with profits business	4	8
Other life business	66	37
Longer term Investment return	42	45
Asset Management operating profit	16	12
Other shareholder income less charges	(1)	(2)
Taxation (including the tax credit on the long-term business technical account)	50	11
	---------	----------

Operating profit before amortisation of goodwill,

operating exceptional items and tax	177	111
	=========	===========

The contribution from pre-demutualisation with profit business (being the shareholders' share of the cost of bonuses) was £4 million and is likely to remain a modest contributor to group profits.

In respect of other life business, profits emerging in respect of the shareholders' 60% share of business in the With Profits Fund, together with an increase in deferred acquisition costs, more than offset the capital strain in respect of new business.

Other shareholder income less charges comprises the expected return on the net pension liability, and corporate costs.

Operating profit before amortisation of goodwill, operating exceptional items and tax for the half year to 30 June 2004 was up to £177 million (2003: £111m). A little over £30 million of this increase in profit was due to a reduced tax charge borne by the long-term fund, mostly arising as a result of capital losses on fixed interest securities with the balance due to a general improvement in profits.

Modified Statutory Solvency (MSS) profit before tax was up 33% at £117 million (2003: £88m).

The interim dividend declared for 2004 is 2.55 pence per share, up 2% in line with policy.

The endowment complaint provision (accounting provision and actuarial reserve) was increased to £104 million (end 2003:£64m) The majority of complaints relate to With Profits Fund policies. Of the £72 million charge made in the first half of 2004, £10 million relates to pre-demutualisation unit linked policies, in which shareholders have a 60% interest, resulting in an operating exceptional charge of £6 million.

Shareholders' Funds

Embedded value at 30 June 2004 on a pro forma basis (this includes shareholders' funds on an achieved profit basis adjusted to include the listed asset management business at market value) was £2.7 billion, equal to 160 pence per share. This comprises £1.1 billion of shareholder net assets, £1.4 billion value of in-force Life and Pensions business and £0.2 billion market value of the asset management business.

The embedded value on a pro forma basis, after accruing for payment of the interim dividend, was largely unchanged compared with 31 December 2003 as the positive impact of achieved operating profits in the period was offset mainly by adverse investment return variances and a reduction in the market value of ISIS.

At the end of 2003 it was decided to take account of the cost of capital notionally assumed to be backing the RCM. This cost, which arises from the use of lower future investment return assumptions than the risk discount rate on the capital notionally assumed to be backing the RCM, has been maintained at the same level as at the end of 2003.

In connection with the proposed acquisition of F&C, the group raised £229 million after expenses via the issue of 172 million new shares on 2 July 2004.

The Group's long-term borrowings (net of capitalised issue costs of £8m) at 30 June 2004 remain unchanged from 31 December 2003 at £797 million. These borrowings consist of £215m of 9.125% undated subordinated guaranteed bonds (issued on 18 November 1996), £290m 5.25% convertible bonds due 2007 (issued on 11 December 2002) and £300m Step-up Tier One Insurance Capital Securities (issued on 21 November 2003).

Financial Strength

The FSA has been working over the last two years with all the leading life and

pensions companies having significant with profits business to develop the realistic reporting framework. The FSA has recently published policy statements on the new regulatory solvency reporting requirements in the form of PS 04/16 (life insurance companies) and PS 04/20 (financial groups) ahead of expected formal introduction from the end of 2004.

Realistic Solvency

As previously reported we have been managing our life and pensions business on a Realistic Balance Sheet (RBS) basis for some time. The methodology we have employed to calculate the RBS as at 30 June 2004 is consistent with that used at the end of 2003, updated for the effects of PS 04/16.

As we reported at 31 December 2003, the FPLP with profit assets continue to exceed the liabilities, including the cost of guaranteed benefits and options calculated on a market consistent stochastic basis. The excess of assets over liabilities at 30 June 2004 was computed to be £90 million, little changed on the position at 31 December 2003 (£81m).

One of the important features of the RBS is its resilience in the event of falls or rises in investment markets. In large measure this is due to actions taken to hedge the provisions made to cover the cost of guarantees and options.

In addition to calculating assets and liabilities on a realistic basis, we hold a Risk Capital Margin (RCM). Since the end of 2003, both the RCM and the capital available to cover the RCM have increased as a result of PS 04/16. The RCM has increased primarily due to the inclusion of a persistency test, and the capital available now includes 50% of the embedded value profits arising in the non-profit fund of FPLP as set out in PS 04/16. At 30 June 2004, the RCM was computed to be £308 million, and the capital available to cover this RCM was £1,718 million. There is as yet no standard definition of RCM cover so comparison between firms is difficult. However, if the RCM is compared to our available capital the RCM cover remains over five times.

Statutory Solvency

The Free Asset Ratio (FAR) which represents the excess of available assets over long-term liabilities expressed as a percentage of actuarial reserves for Friends Provident Life and Pensions Limited (FPLP) is estimated to be 9.7% at 30 June 2004, down on 31 December 2003 (10.1%) mainly as a result of reducing the value of our stop loss reinsurance agreement.

The statutory solvency calculation includes an implicit item representing future profits of £400 million (end 2003: £400m) and a stop loss reinsurance agreement to the value of £260 million (end 2003: £300m). In comparison with the realistic basis, the margins in the statutory basis are substantial and more than enough to support the inclusion of the implicit item and stop loss reinsurance, and it is for this reason that they are used in this calculation. We have continued to reduce these items as we move towards the new reporting requirements.

The financial strength credit rating of FPLP from Standard & Poor's is A+ (stable outlook). The Moody's rating is A2 (stable outlook). Both have been reaffirmed in the light of the proposed merger of ISIS and F&C.

At 30 June 2004, the With Profits Fund was invested 34% in equities, 13% in property and the balance in fixed interest and cash.

Financial Reporting

International Financial Reporting Standards (IFRS)

The IFRS project is well advanced, and we remain on track to report on an IFRS basis for the interim results in 2005. Following the publication of IFRS 4, there remain fewer areas of uncertainty, the endorsement by the European Commission of IAS 39 (Financial instruments: recognition and measurement) and IAS 32 (Financial instruments: disclosure and presentation) being one of the key areas of concern.

An analysis of all standards has been completed, in terms of commercial,

financial, systems, disclosure and presentation impacts, including preparation of draft pro forma Group Report & Accounts. Results are to be published in 2005, when all remaining areas of uncertainty have been eliminated.

IFRS do not change the economics governing the profitability of our products, and no changes to products, distribution or sales strategy are anticipated. A significant proportion of our new business, and a lower proportion of in-force business, will be classed as non-insurance ("investment contracts") under IFRS, and consequently will be measured under IAS 39 and IAS 18 (Revenue). For insurance contracts, IFRS requires the continuation of local (ie UK) GAAP accounting policies. For investment contracts, IFRS will change the timing of the recognition of profits, recognising more expenses in the early years of a contract, with a corresponding increase in profits in future years, than under UK GAAP. Other non-insurance related adjustments are less material. IFRS will, in addition, bring in a revised method of presentation, with a single income statement and significant extra disclosure, particularly in the area of insurance and investment and risk disclosure.

We believe achieved profits (which fully recognises the shareholders' interests in the in-force portfolio), continues to give a more realistic method of accounting for long-term business, particularly as it is developed by the European Insurers' CFO Forum. This reporting methodology will be largely unaffected by IFRS changes.

Accounting Standards Board (ASB)

In July, the ASB published Financial Reporting Exposure Draft 34 (FRED 34) setting out proposals for a new accounting standard for life assurance to apply to accounting periods ending on or after 23 December 2004. The proposals include that the FSA's realistic balance sheet methodology is applied to measure policyholder liabilities for large with profits funds (such as FPLP) on the face of the consolidated balance sheet. In addition, much more information will need to be disclosed on guarantees and options and on the disposition and constraints over the availability of capital.

RBS methodology is complex involving the analysis of thousands of different economic scenarios and common professional and auditing standards have yet to be developed. Consequently, with the very tight timescales envisaged, there remains the possibility that the results will not be computed consistently across the industry.

Whilst we welcome the direction of realistic balance sheet disclosure in the main GAAP accounts, we believe the timeframe for the introduction of the proposed changes is unrealistic. We will, therefore, be urging the ASB to review its desire to implement the proposals for the 2004 financial year.

Corporate Responsibility

The annual Business in the Community (BitC) Corporate Responsibility Index provides a systematic approach to managing, measuring and reporting the impacts companies have upon society and their environment. From this Index, BitC derive the top 100 'Companies that Count' and both Friends Provident and ISIS are ranked in this top 100 listing, in 22nd and 28th place respectively. We remain at the forefront of the movement to put social responsibility and ethics at the heart of financial decision-making. In June, we celebrated the 20th anniversary of our ground-breaking Stewardship range of ethical products, and in July, the Friends Provident Foundation was endowed with £20 million worth of unclaimed Friends Provident shares to facilitate its future grant-making activities.

Summary and outlook

The proposed merger of ISIS and F&C marks a very significant step in the development of the Friends Provident Group, creating a major pan-European asset management business, effected in a manner which preserves asset management as one of our two core businesses, and under our control. This merger is very much in line with the clear strategy we published at the time of our public listing in 2001, which has delivered significant growth since then, and which remains relevant and appropriate. This was endorsed by the market with the related share

placing being more than three times subscribed. Looking forward, the proposed merger with F&C will provide us with greater diversity of clients and revenues. It will also provide us with access to new markets and greater distribution, both of which should enhance our opportunities for organic growth. We do not intend to reduce the current level of investment in brand development and, on completion of the merger, that spend will be concentrated on developing the already strong F&C brand.

Subject to shareholder approval, we anticipate the merger being completed in early October, followed by a period of integration. It is normal, during these periods of transition, for some intermediary organisations to assign an 'on hold' position to those companies if they are on their best advice panels. We intend to structure the integration process in order to minimise any such interruption to the flow of new business to both our asset management and life and pensions companies.

For the enlarged asset management operation, the short term outlook is very much client focused, ensuring that all change that occurs as part of the integration has minimum negative impact. From a management perspective, the focus will be very clearly on achieving a balance between business as usual and a swift and effective integration.

Taking the longer view, the increased scope and scale of our asset management company, resulting from the merger, are positive developments, both for further growth and the ongoing marketing of pensions and investments. This is supported by early feedback from the marketplace.

The life and pensions business continues to build on the record levels of new business achieved in 2003, with its focus remaining on protection, investments and group pensions in the UK, and growing its International dimension.

The protection market is to some extent dependent on the fortunes of the housing market, and it is also likely to be serviced by an increasing number of product providers. However, we are confident of continuing to gain market share this year. This will be further bolstered as new business begins to flow from the recently announced distribution agreements, secured through our high quality products backed by leading-edge technology.

The pick up in investment bond business is encouraging and we believe the comprehensive range of funds we offer will support further progress over the second half of the year, increasingly filling the gap left by the ongoing decline of with profits business, which accounted for only 6% of our total new business in the first half of this year.

Following the Government's decision on the level of price capping, our main concern for the future of the new stakeholder products is whether distributors can create a business model that rewards their efforts and manages their risks adequately. This will not be resolved until the simplified advice process is settled. The new charging structure is likely to prove mildly positive for the individual pensions market, more so for single premium and transfer business. We shall be looking again at this market. The group pensions market is likely to improve further, following the Pensions Simplification initiative although in the short term a number of details are still fluid.

There remain good opportunities to continue to grow our International business. The Asian market, which we service from Hong Kong, is recovering strongly. We are also creating the infrastructure, through joint ventures and the opening in September of a representative office in Dubai, to increase our presence in the Middle East, which remains a region with good potential.

Overall, in an increasingly concentrated and consolidated market we are building sustainable profitable businesses in the asset management and life and pensions sectors. We continue to make good progress, building on the positive growth momentum of each of the last two years. We believe our life and pensions offering is proving strong as distribution and partnership opportunities emerge as polarisation is abandoned. We achieved record life and pensions sales in the second half of 2003 and against this strong comparative, we remain optimistic of further progress and an increase in our market share.

Contents

Summary consolidated profit and loss account on an achieved profit basis
For the half year ended 30 June 2004

	Notes	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Operating profit				
Life & Pensions achieved operating profit	3	162	127	248
Asset Management	4	16	12	26
Expected return on net pension liability		4	3	5
Expected return on corporate net assets	5(a)	(8)	(2)	(3)
Corporate costs		(5)	(5)	(10)
Operating profit before amortisation of goodwill, operating exceptional items and Tax		169	135	266

Operating exceptional items	6	(12)	(11)	(22)
Amortisation of Asset Management goodwill		(9)	(9)	(17)
Operating profit on ordinary activities before tax		148	115	227
Investment return variances		(160)	98	137
Effect of economic assumption changes	7	132	(118)	(82)
Profit on ordinary activities before Tax		120	95	282
Tax on operating profit before amortisation of goodwill and operating exceptional items		(50)	(44)	(82)
Tax credit/(charge) on items excluded from operating profit before amortisation of goodwill and operating exceptional items		9	9	(10)
Profit on ordinary activities after tax		79	60	190
Equity minority interests		-	3	4
Profit after tax attributable to equity Shareholders		79	63	194
Dividend	8	(48)	(43)	(127)
Retained profit for the financial period		31	20	67
Earnings per share	9			
Based on profit after tax attributable to equity shareholders - basic		4.6p	3.7p	11.3p
- diluted		4.6p	3.7p	11.2p
Based on operating profit on an achieved profit basis before amortisation of goodwill and operating exceptional items, after tax attributable to equity shareholders		6.7p	5.2p	10.4p
Dividend per share - interim	8	2.55p	2.50p	2.50p
- final		-	-	4.90p

Consolidated statement of total recognised gains and losses on an achieved profit basis
For the half year ended 30 June 2004

	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Profit after tax attributable to equity Shareholders	79	63	194
Pension scheme gains/losses	-	(4)	27
Deferred taxation on pension scheme gains/losses	-	1	(8)
Total recognised gains and losses arising in the period	79	60	213

Life & Pensions achieved profit
For the half year ended 30 June 2004

	Notes	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Contribution from new business	3(a)	37	35	80
Cost of solvency capital and pension service Charge		(11)	(8)	(19)
Contribution from new business attributable to shareholders (after the cost of solvency capital and pension service charge)		26	27	61
Profit from existing business	3(b)			
- expected return		78	66	134
- experience variances		2	(9)	(23)
- operating assumption changes		-	-	(11)
Development costs	3(c)	(6)	(12)	(23)
Expected return on shareholders' net assets within the Life & Pensions business	5(b)	62	55	110
Life & Pensions achieved operating profit before operating exceptional items and tax		162	127	248
Operating exceptional items	6	(11)	(3)	(10)
Life & Pensions achieved operating profit before tax		151	124	238
Investment return variances		(152)	105	140
Effect of economic assumption changes	7	132	(118)	(82)
Life & Pensions achieved profit before tax		131	111	296
Attributed tax charge		(40)	(33)	(88)
Life & Pensions achieved profit after tax		91	78	208

Summary balance sheet on an achieved profit basis
At 30 June 2004

	30 June 2004 £m	30 June 2003 £m	31 Dec 2003 £m
Life & Pensions - long-term funds	996	838	773
Life & Pensions - shareholder funds	448	429	662
Life & Pensions net assets (i)	1,444	1,267	1,435
Corporate net liabilities	(323)	(55)	(275)
Shareholders' invested net assets	1,121	1,212	1,160
Attributable net asset value of Asset Management business (including goodwill) (ii), (iii)	87	103	94
Net pension liability of FPPS (iii)	(2)	(20)	(3)
Shareholders' net worth	1,206	1,295	1,251
Value of in-force Life & Pensions business	1,429	1,245	1,352

Shareholders' net assets on an achieved profit

basis	2,635	2,540	2,603
Called up share capital	172	172	172
Share premium account	1,447	1,446	1,446
Achieved profit reserves	1,016	922	985
Shareholders' funds on an achieved profit basis	2,635	2,540	2,603

(i) Unencumbered capital, which is defined as Life & Pensions net assets less solvency margin requirements in respect of business written in non profit funds less any statutory deficit in the FPLP With Profits Fund, amounted to £1,289m (30 June 2003: £808m; 31 December 2003: £1,291m).
(ii) The attributable net asset value of Asset Management business includes goodwill of £196m at 30 June 2004 (30 June 2003: £220m; 31 December 2003 £203m).
(iii) The attributable net asset value of Asset Management business includes the value of the net pension liability of that business on a Financial Reporting Standard 17 (Retirement benefits) ("FRS 17") basis and is net of related deferred taxation. The net pension liability of Friends Provident Pension Scheme ("FPPS") is stated on a FRS17 basis and is net of related deferred taxation.

Reconciliation of movement in shareholders' funds on an achieved profit basis
For the half year ended 30 June 2004

	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Consolidated recognised gains arising in the period including Life & Pensions business on an achieved profit basis	79	60	213
Fair value adjustment to Asset Management goodwill, net of minority interests	-	-	(6)
Dividend	(48)	(43)	(127)
Increase in achieved profit reserves in the period	31	17	80
Shareholders' funds at beginning of period	2,603	2,523	2,523
Proceeds from issue of share capital	1	-	-
Shareholders' funds at end of period	2,635	2,540	2,603

Pro forma embedded value
At 30 June 2004

Assets held outside the Life & Pensions business are reported using the MSS basis of accounting. A pro forma adjustment to include the listed Asset Management business at market value is shown in the table below:

Pro forma adjustment to bring listed subsidiary to market value:	30 June 2004 £m	30 June 2003 £m	31 Dec 2003 £m
Shareholders' funds on an achieved profit basis	2,635	2,540	2,603
Adjustment to the value of the listed Asset Management business to market value	120	96	159
Pro forma embedded value	2,755	2,636	2,762

Notes to the achieved profit results

1. Achieved profit results

The achieved profit results were approved by the Board of Directors on 4 August 2004. The achieved profit results for the half year ended 30 June 2004 are unaudited, but have been reviewed by KPMG Audit Plc.

2. Basis of preparation

In order to identify the value being generated by the Group's business, the directors use the achieved profit basis of reporting in respect of the Life & Pensions business combined with the modified statutory solvency ("MSS") basis for the remainder of the business, including the residual assets of the Life & Pensions business. The achieved profit basis of reporting is designed to recognise profit as it is earned over the term of a life assurance policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the MSS basis of reporting, but the timing of the recognition is different.

The achieved profit results have been prepared in accordance with the methodology and disclosure requirements contained in the guidance 'Supplementary reporting for long-term insurance business (the achieved profits method)' issued by the Association of British Insurers in December 2001.

The guidance aims to provide a realistic method of recognising shareholder profits from long-term business. The guidance states that achieved profit should be calculated net of tax and then grossed up at the effective rate of shareholder tax. The full standard rate of corporation tax has been used to gross up after tax profits, as this closely resembles the effective rate.

Shareholders' funds on an achieved profit basis provides an estimate of the value of the shareholders' interest in a life assurance business excluding any value which may be generated from future new life and pensions business. They comprise the sum of shareholders' net worth and the value of existing business. The shareholders' net worth is the net assets attributable to shareholders. The value of existing business is the present value of the projected stream of future after tax distributable profit available to shareholders from the existing business at the valuation date, adjusted where appropriate for the cost of holding the minimum statutory solvency margin.

Shareholders' funds on an achieved profit basis for the Friends Provident Group consists of the following:

(i) Life & Pensions net assets;
(ii) the Group's share of its investment in the Asset Management business valued on a modified statutory solvency basis;
(iii) corporate net liabilities;
(iv) the net pension liability of FPPS on an FRS17 basis (net of deferred tax); and
(v) the present value of the future profits attributable to shareholders from existing policies of the Life & Pensions business.

In addition, a pro forma embedded value has been reported showing shareholders' funds on an achieved profit basis adjusted to include the Asset Management listed subsidiary at market value.

3. Life & Pensions achieved operating profit

(a) Contribution from new business

The contribution from new business for the half year ended 30 June 2004 is calculated using economic assumptions at the beginning of the period. The contribution from new business (before the cost of solvency capital and pension service charge) using end of period economic assumptions amounted to £37m for the half year ended 30 June 2004 (half year ended 30 June 2003: £33m; year ended 31 December 2003: £70m).

The contribution from new Life & Pensions business before tax is calculated by grossing up the contribution from new Life & Pensions business after tax at the full standard rate of corporation tax.

In respect of stakeholder style pension business, where a regular pattern in the receipt of premiums has been established, the business has been treated as regular premium business.

(b) Profit from existing business

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

(c) Development costs

Development costs represent investment in developing advanced electronic trading systems, e-commerce related activities and new business and service automation and improvement.

4. Asset Management

Asset Management has been treated as a separate reportable segment and thus the profit on investment management fees charged to the Life & Pensions business, approximately £5m for the half year ended 30 June 2004, is included within Asset Management operating profit (half year ended 30 June 2003: approximately £2m; year ended 2003: approximately £7m).

5. Expected return on shareholders' net assets

(a) Expected return on corporate net assets

The expected return on corporate net assets is the longer-term investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the expected return on the net pension liability and the result of the Asset Management business which are shown separately in the summary consolidated profit and loss account.

(b) Expected return on shareholders' net assets within the Life & Pensions business

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

6. Operating exceptional items

	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Closure of Direct Sales operation (First Call) (i)	(2)	-	14
Life & Pensions integration costs (i)	4	2	9
Provisions for misselling - charge/(net release) (i)	6	-	(14)
Asset Management operating exceptional items	1	8	12
Gross up for shareholder tax (i)	3	1	1
	12	11	22

(i) Included within Life & Pensions operating exceptional items totalling £11m.

7. Effect of economic assumption changes

The effect of economic assumption changes reflect the impact of changes in the expected level of future investment returns, asset mix, economic reserving basis, expense inflation and the risk discount rate used to calculate the value of existing business.

8. Dividend

The interim dividend of £48m is based on 1,724 million shares in issue as at 30 June 2004 and 172 million shares issued via a placing on 2 July 2004 (note 11 (a), to the MSS results), at a rate of 2.55 pence per share.

9. Earnings per share

(a) Basic and operating earnings per share

Earnings per share have been calculated based on operating profit before amortisation of goodwill and operating exceptional items, after tax, and on the profit after tax attributable to equity shareholders, as the directors believe the former earnings per share figure gives a better indication of operating performance.

	Half year ended 30 June 2004		Half year ended 30 June 2003		Year ended 31 Dec 2003	
	Earnings £m	Per share pence	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit after tax attributable to shareholders	79	4.6	63	3.7	194	11.3
Investment return variances	160	9.3	(98)	(5.7)	(137)	(8.0)
Effect of economic assumption changes	(132)	(7.7)	118	6.9	82	4.8
Amortisation of Asset Management goodwill	9	0.5	9	0.5	17	1.0
Operating exceptional items	12	0.7	11	0.6	22	1.3
Tax (credit)/charge on items excluded from operating profit before amortisation of goodwill and operating exceptional items	(9)	(0.5)	(9)	(0.5)	10	0.6
Minority interests	(3)	(0.2)	(5)	(0.3)	(9)	(0.6)
Operating profit before amortisation of goodwill and operating exceptional items, after tax	116	6.7	89	5.2	179	10.4
Weighted average number of shares for the period (millions)		1,723		1,722		1,722

(b) Diluted earnings per share

	Half year ended 30 June 2004		Half year ended 30 June 2003		Year ended 31 Dec 2003	
	Earnings £m	Per share pence	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit after tax attributable to equity shareholders	79	4.6	63	3.7	194	11.3
Dilutive effect of options	-	-	-	-	-	(0.1)
Diluted earnings per share	79	4.6	63	3.7	194	11.2

	Half year ended 30 June 2004 Weighted average number of shares millions	Half year ended 30 June 2003 Weighted average number of shares millions	Year ended 31 Dec 2003 Weighted average number of shares millions
Basic weighted average number of shares	1,723	1,722	1,722
Dilutive effect of options	11	4	7
Diluted weighted average number of shares	1,734	1,726	1,729

10. Sensitivity analysis

The table below shows the contribution from new Life & Pensions business, before the cost of solvency capital and the pension service charge, before tax, and the value of existing Life & Pensions business, assuming a 1% increase in the rate of investment return on equities and properties and, separately, a 1% increase in the risk discount rate (all other assumptions remaining unchanged):

	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Contribution from new Life & Pensions business before cost of solvency capital and pension service charge, before tax	37	35	80
After the impact of a 1% increase in investment returns on equities and properties	43	40	90
After the impact of a 1% increase in the risk discount rate	24	24	55
Value of existing Life & Pensions business	1,429	1,245	1,352
After the impact of a 1% increase in investment returns on equities and properties	1,465	1,290	1,394
After the impact of a 1% increase in the risk discount rate	1,315	1,138	1,233

Profits are affected by any change in underlying investment returns. When interest rates change, expected future investment returns will also change and this in turn will affect projected cash flows. A change in investment assumptions may also result in a change to the risk discount rate used to calculate the present value of the projected cash flows.

11. Principal assumptions

The table below sets out the principal economic assumptions used in the calculation of the value of the existing business and the contribution from new business.

	30 June 2004 %	31 Dec 2003 %	30 June 2003 %	31 Dec 2002 %
Risk discount rate	7.6	7.3	6.9	7.0
Investment returns before tax:				
Government fixed interest	5.1	4.8	4.4	4.5
Other fixed interest	5.1 - 5.9	4.8 - 5.5	4.9 - 5.3	5.0 - 5.5
Equities	7.6	7.3	6.9	7.0
Properties	7.6	7.3	6.9	7.0
Future expense inflation	4.1	3.9	3.6	3.3
Corporation tax rate	30	30	30	30

Future bonus rates have been set at levels which would fully utilise the assets supporting the in-force With Profit business over its lifetime, after providing for an estimate of the cost of guaranteed benefits calculated on a stochastic basis, and are consistent with the economic assumptions and the company's bonus policy.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. An allowance has been retained for the impact of the introduction of stakeholder pensions.

Maintenance expenses are assumed to increase in the future at a rate of 1% per annum in excess of the assumed long-term rate of retail price inflation. Allowance for commission is based on the Group's recent experience.

The value of existing business makes no allowance for the payment of future premiums on recurring single premium contracts (except for stakeholder style pensions in which case, if a regular pattern in the receipt of premiums is established, the business is treated as regular premium business) or for non-contractual increments on existing policies.

12. Contingent liabilities

The Finance Act 2003 contains provisions which may have an impact in FPLP. The directors of FPLP believe that the company has made adequate provision for this, however, there remains some uncertainty as to the final impact of the measures.

Details of other contingent liabilities are shown in note 10 to the MSS results.

13. Post balance sheet events

Post balance sheet events are reported in note 11 to the MSS results.

Summary consolidated profit and loss account on a modified statutory solvency basis
For the half year ended 30 June 2004

	Half year	Half year	Year

	Notes	ended 30 June 2004 £m	ended 30 June 2003 £m	ended 31 Dec 2003 £m
Gross premiums written	2(a)	1,513	1,529	3,217
Balance on the long-term business technical account		104	62	129
Tax credit attributable to balance on long-term business technical account		45	26	55
Profit before tax from long-term business		149	88	184
Investment income		23	22	51
Unrealised gains on investments		-	13	40
Allocated investment return transferred from/(to) the long-term business technical account		(6)	(5)	43
Investment expenses and charges		(31)	(16)	(33)
Unrealised losses on investments		(14)	-	-
Other income		42	37	77
Other charges, including value adjustments		(46)	(51)	(102)
Profit on ordinary activities before tax		117	88	260
Tax on profit on ordinary activities		(44)	(30)	(72)
Profit on ordinary activities after tax		73	58	188
Equity minority interests		-	3	4
Profit after tax attributable to equity shareholders		73	61	192
Dividend	3	(48)	(43)	(127)
Retained profit for the financial period transferred to reserves		25	18	65
Earnings per share	5			
Based on profit after tax attributable to equity shareholder - basic		4.2p	3.5p	11.2p
- diluted		4.2p	3.5p	11.1p
Based on operating profit (based on longer-term investment return) before amortisation of goodwill and operating exceptional items, after tax, attributable to equity shareholders		7.2p	4.4p	10.4p
Dividend per share - interim	3	2.55p	2.50p	2.50p
- final		-	-	4.90p

All of the amounts above are in respect of continuing operations.

Consolidated statement of total recognised gains and losses on a modified statutory solvency basis
For the half year ended 30 June 2004

	Half year ended 30 June	Half year ended 30 June	Year ended 31 Dec

	2004 £m	2003 £m	2003 £m
Profit after tax attributable to equity shareholders	73	61	192
Pension scheme gains/losses	-	(4)	27
Deferred taxation on pension scheme gains/losses	-	1	(8)
Total recognised gains and losses arising in the period	73	58	211

Operating profit (based on longer-term investment return) before amortisation of goodwill, operating exceptional items and tax; and reconciliation to profit after tax on a modified statutory solvency basis
For the half year ended 30 June 2004

	Notes	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Life & Pensions		161	99	234
Asset Management		16	12	26
Operating profit before amortisation of goodwill, operating exceptional items and tax		177	111	260
Operating exceptional items	4	(9)	(11)	(21
Amortisation of goodwill		(15)	(15)	(30
Operating profit on ordinary activities before tax		153	85	209
Short term fluctuations in investment return		(36)	3	51
Profit on ordinary activities before tax		117	88	260
Tax on operating profit before amortisation of goodwill and operating exceptional items		(50)	(34)	(76
Tax credit on items excluded from operating profit before amortisation of goodwill and operating exceptional items		6	4	4
Equity minority interests		-	3	4
Profit after tax attributable to equity shareholders		73	61	192

Operating profit (based on longer-term investment return) on ordinary activities before tax on a modified statutory solvency basis
For the half year ended 30 June 2004

	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Life & Pensions	146	90	212
Asset Management	7	(5)	(3)
Operating profit on ordinary activities before tax	153	85	209

Summary consolidated balance sheet on a modified statutory solvency basis
At 30 June 2004

	Notes	30 June 2004 £m	30 June 2003 £m	31 Dec 2003 £m
Assets				
Intangible assets		399	444	416
Investments		19,900	19,693	20,405
Present value of acquired in-force business		150	163	154
Assets held to cover linked liabilities		11,704	9,736	11,094
Reinsurers' share of technical provisions		7	113	103
Debtors and other assets		442	455	351
Prepayments and accrued income		1,291	1,111	1,189
Total assets		33,893	31,715	33,712
Liabilities				
Equity shareholders' funds	8	1,991	1,896	1,965
Equity minority interests		42	47	44
Subordinated liabilities		512	215	512
Fund for future appropriations		550	97	535
Technical provisions including linked liabilities		29,916	28,601	29,825
Provisions for other risks and charges		103	111	108
Creditors, accruals and deferred income		771	722	715
Net pension liability	7	8	26	8
Total liabilities including net pension liability		33,893	31,715	33,712

Summary consolidated cash flow statement on a modified statutory solvency basis
For the half year ended 30 June 2004

	Notes	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Net cash inflow/(outflow) from operating activities	9	77	32	(140)
Returns on investments and servicing of finance		(14)	(8)	(7)
Corporation tax (recovered)/paid		-	(3)	3
Capital expenditure and financial investment		(5)	(7)	(13)
Acquisitions and disposals		4	-	(109)
Equity dividends paid		(84)	(83)	(126)
Financing		1	-	301
Net cash outflow		(21)	(69)	(91)
The net cash outflow was applied as follows:				
Net portfolio investments		3	(71)	(105)
(Decrease)/Increase in cash holdings		(24)	2	14
Net application of cash flows		(21)	(69)	(91)

In accordance with Financial Reporting Standard 1 (Cash flow statements), this statement shows only the cash flows of shareholders' funds.

Notes to the modified statutory solvency results

1. Modified statutory solvency results

The modified statutory solvency results were approved by the Board of Directors on 4 August 2004.

At the Company's Annual General Meeting held on 20 May 2004, shareholders' approved the appointment of KPMG Audit Plc as auditors to the Company.

These financial statements do not constitute statutory accounts as described in section 240 of the UK Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the year ended 31 December 2003. The results for the half year ended 30 June 2004 and 2003 are unaudited, but have been reviewed by the current and previous auditors respectively. The previous auditors have reported on the statutory accounts for the year ended 31 December 2003 and the accounts have been delivered to The Registrar of Companies. The auditors' report in respect of the year ended 31 December 2003 was unqualified and did not contain a statement under section 237 (2) or (3) of the UK Companies Act 1985.

2. Segmental information

The directors consider that the Group has two material business segments, Life & Pensions and Asset Management.

(a) Business segment information

(i) Turnover

	Half year ended 30 June 2004	Half year ended 30 June 2003	Year ended 31 Dec 2003 (*)
Gross premiums written by type	£m	£m	£m
Life			
Protection	94	74	159
Savings and investment	681	656	1,374
Pensions			
Individual pensions	169	223	536
Group pensions	361	357	772
Annuities	154	179	294
Total Life & Pensions	1,459	1,489	3,135
Managed pension fund business (Asset Management)	54	40	82
Total	1,513	1,529	3,217

*In the 31 December 2003 annual financial statements a tranche of business was incorrectly classified as Protection rather than Savings and Investment. This has been corrected in the table above to enable comparison with 30 June 2004. There is no impact on total premiums written.

Asset Management turnover derived from external customers of £42m (half year ended 30 June 2003: £37m; year ended 31 December 2003: £77m) is included within 'Other income' in the non-technical account. Asset Management turnover derived from the Life & Pensions segment of £17m (half year ended 30 June 2003: £16m; year ended 31 December 2003: £34m) is eliminated on consolidation. Asset Management turnover includes fees in respect of the managed pension fund business, the premiums of which are shown above.

ii) New Business

Gross new premiums written by type

	Regular premiums			Single premiums		
	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Life						
Protection	37	28	69	-	-	-
Savings and investment	23	19	41	376	322	730
	60	47	110	376	322	730
Pensions						
Individual pensions	6	7	14	66	80	264
Group pensions	73	67	134	136	188	420
Annuities	-	-	-	154	179	294
	79	74	148	356	447	978
Total Life & Pensions	139	121	258	732	769	1,708

Annualised premium equivalent (APE) by type

	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Life			
Protection	37	28	69
Savings and investment	61	51	114
	98	79	183
Pensions			
Individual pensions	12	15	40
Group pensions	87	86	176
Annuities	15	18	30
	114	119	246
Total Life & Pensions	212	198	429

Annualised Premium Equivalent (APE) represents regular premiums plus 10% of single premiums.

In classifying new business premiums the following basis of recognition is adopted:

- Single new business premiums consist of those contracts under which there is no expectation of continuing premiums being paid at regular intervals;
- Regular new business premiums consist of those contracts under which there is an expectation of continuing premiums being paid at regular intervals, including repeated or recurrent single premiums where the level

of premiums is defined, or where a regular pattern in the receipt of premiums has been established;

- Non-contractual increments under existing group pensions schemes are classified as new business premiums;
- Transfers between products where open market options are available are included as new business; and
- Regular new business premiums are included on an annualised basis.

Asset Management new business

	Net new money		
	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Life and pensions	(1,446)	(1,534)	(2,237)
Retail products - third party	126	36	65
Investment trusts	56	(37)	93
Institutional clients	11	(245)	(120)
Limited partnerships	(1)	16	7
Venture capital trusts	16	10	13
Total Asset Management	(1,238)	(1,754)	(2,179)

Asset Management new business represents the net new money received for investment by ISIS Asset Management plc ("ISIS").

Life and pensions includes assets invested by the Life & Pensions business of the Group.
Changes in 'Life and pensions' can reflect balance sheet or corporate actions as well as underlying business flows.

(b) Geographical segment information
(i) Turnover

Life & Pensions gross premiums	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Source			
United Kingdom	1,309	1,281	2,738
Rest of World	150	208	397
	1,459	1,489	3,135
Destination			
United Kingdom	1,274	1,294	2,758
Rest of World	185	195	377
	1,459	1,489	3,135

Asset Management turnover	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Source			
United Kingdom	59	53	111
Rest of World	-	-	-

	59	53	111
Destination			
United Kingdom	57	52	109
Rest of World	2	1	2
	59	53	111

The Asset Management turnover analysed above contains both turnover derived from external customers and turnover derived from the Life & Pensions segment.

(ii) Life & Pensions new business

	Regular premiums			Single premiums		
	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Source						
United Kingdom	117	104	220	625	631	1,441
Rest of World	22	17	38	107	138	267
	139	121	258	732	769	1,708
Destination						
United Kingdom	115	103	217	633	653	1,485
Rest of World	24	18	41	99	116	223
	139	121	258	732	769	1,708

3. Dividend

The interim dividend of £48m is based on 1,724 million shares in issue as at 30 June 2004 and 172 million shares issued via a placing on 2 July 2004 (note 11(a) to the MSS results), at a rate of 2.55 pence per share.

4. Operating exceptional items
Operating exceptionals borne by shareholders are:

	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Closure of Direct Sales operation (First Call) - (release)/charge	(2)	-	14
Life & Pensions integration costs	4	3	9
Provisions for misselling - charge /(net release)	6	-	(14)
Asset Management operating exceptional items	1	8	12
	9	11	21

5. Earnings per share

(a) Basic and operating earnings per share
Earnings per share have been calculated based on operating profit before amortisation of goodwill and operating exceptional items, after tax, and on the profit after tax attributable to shareholders, as the directors believe the

former earnings per share figure gives a better indication of operating performance.

	Half year ended 30 June 2004		Half year ended 30 June 2003		Year ended 31 Dec 2003	
	Earnings £m	Per share pence	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit after tax Attributable to equity Shareholders	73	4.2	61	3.5	192	11.2
Short term fluctuations in investment return	36	2.1	(3)	(0.2)	(51)	(3.0)
Amortisation of goodwill	15	0.9	15	0.9	30	1.7
Operating exceptional items	9	0.5	11	0.7	21	1.2
Tax credit on items excluded from operating profit and amortisation of goodwill and operating exceptional items	(6)	(0.3)	(4)	(0.2)	(4)	(0.2)
Minority interests	(3)	(0.2)	(5)	(0.3)	(9)	(0.5)
Operating profit before Amortisation of goodwill and operating Exceptional items after tax	124	7.2	75	4.4	179	10.4
Weighted average number of shares for the period (millions)		1,723		1,722		1,722

(b) Diluted earnings per share

	Half year ended 30 June 2004		Half year ended 30 June 2003		Year ended 31 Dec 2003	
	Earnings £m	Per share pence	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit after tax attributable to equity Shareholders	73	4.2	61	3.5	192	11.2
Dilutive effect of options	-	-	-	-	-	(0.1)
Diluted earnings per share	73	4.2	61	3.5	192	11.1

	Half year ended 30 June 2004 Weighted average number of shares millions	Half year ended 30 June 2003 Weighted average number of shares millions	Year ended 31 Dec 2003 Weighted average number of shares millions
Basic weighted average number of Shares	1,723	1,722	1,722
Dilutive effect of options	11	4	7
Diluted weighted average number of shares	1,734	1,726	1,729

6. Longer-term investment return

The longer-term investment return is calculated in respect of equity and fixed interest investments by applying the longer-term rate of return for each investment category to the quarterly weighted average of the corresponding assets, after adjusting for the effect of any short term market movements.

The directors have determined the longer-term rates of investment return to be as follows:

	30 June 2004 %	30 June 2003 %	31 Dec 2003 %
Equities	7.50	7.50	7.50
Government fixed interest	5.00	5.00	5.00
Other fixed interest	5.75	5.75	5.75

7. Staff pension schemes

(i) The details of the Group's principal defined benefit scheme, the Friends Provident Pension Scheme ("FPPS"), to which the majority of the Group's Life & Pension employees belong are given below. In addition, the Group operates one further defined benefit scheme, the ISIS Asset Management plc Pension Scheme, which is closed to new entrants and two defined contribution schemes.

FPPS is a UK defined benefit scheme and its assets are principally administered by ISIS Asset Management plc, a subsidiary undertaking. The employer paid no contributions to the Scheme for the year ending 31 December 2003, in accordance with the schedule of contributions for the year agreed between the employer and the Scheme trustees, based on the actuarial valuation as at 30 September 2001. Contributions to the Scheme commenced in January 2004 initially at a rate of 1% of pensionable salary for employees and 13% of pensionable salary for employer contributions.
Details of the latest valuation for the principal schemes are given below;

	FPPS
Date of last valuation	30 September 2003
Method of valuation	Projected Unit
Scheme actuary	Towers Perrin
Market value of assets at last valuation date	£565m
Level of funding	94%

The full actuarial valuation was updated to 30 June 2004 by the Scheme Actuary.

The major assumptions used by the actuary are best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. The major assumptions are set out below:

	30 June 2004 %	30 June 2003 %	31 Dec 2003 %
Inflation assumption	2.70	2.20	2.50
Rate of increase in salaries (i)	3.20	3.00	3.00
Rate of increase in pensions in payment	2.70	2.20	2.50
Discount rate	5.75	5.30	5.50

(i) plus allowance for salary scale increases.

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	30 June 2004 %	30 June 2003 %	31 Dec 2003 %	30 June 2004 £m	30 June 2003 £m	31 Dec 2003 £m
Fixed interest bonds	5.50	5.00	5.25	87	52	52
Index-linked bonds	5.25	4.75	5.00	84	34	36
Equities	7.60	6.90	7.30	398	452	503
Derivatives	-	-	-	23	-	4
Cash	4.00	4.00	4.00	21	13	9
Total market value of assets				613	551	604
Present value of scheme liabilities				(616)	(580)	(609)
Deficit in the scheme				(3)	(29)	(5)
Related deferred tax asset				1	9	2
Net pension liability of FPPS				(2)	(20)	(3)
Other schemes				(6)	(6)	(5)
Net pension liability				(8)	(26)	(8)

8. Reconciliation of movements in consolidated equity shareholders' funds

	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Total recognised profit arising in the period	73	58	211
Proceeds from issue of shares	1	-	-
Dividend	(48)	(43)	(127)
Net additions to shareholders' funds	26	15	84
Shareholders' funds at beginning of period	1,965	1,881	1,881
Shareholders' funds at end of period	1,991	1,896	1,965

9. Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities

	Half year ended 30 June 2004 £m	Half year ended 30 June 2003 £m	Year ended 31 Dec 2003 £m
Profit on ordinary activities before tax	117	88	260
Investment income	(19)	(18)	(36)
Interest payable	25	16	32
Adjustments for non-cash items:			
Shareholder realised and unrealised investment gains	20	(14)	(50)
Amortisation of goodwill	15	15	30
Depreciation of tangible fixed assets	7	11	19
Loss on sale of fixed assets	1	-	2
Profits relating to long-term business	(149)	(88)	(184)
Net cash received/(paid) from long-term business	70	61	(122)
Allocated investment return	6	5	(43)
Current service cost of pension scheme	8	8	17
Expected return on net pension liability	(4)	(3)	(5)
Pension scheme employers' contributions	(4)	-	-
Movements in other assets / liabilities	(16)	(49)	(60)
Net cash inflow/(outflow) from operating activities	77	32	(140)

10. Contingent liabilities

All complaints received by the Group, in respect of mortgage endowment policies and an estimate of complaints not yet received, have been provided for at an estimate of the likely cost of settling such complaints. Future regulatory actions or statements could change the estimated costs. The impact of such potential future actions cannot be estimated with reliability.

The FSA and other regulatory bodies may wish, in future, to examine the suitability of past sales of other products, which could affect Friends Provident or the industry in general. It is possible that additional unprovided liabilities could arise as a result.

5Provisions for liabilities in connection with policyholder contracts are based on best estimate assumptions, using historical experience but adjusted where there is reasonable cause to expect future experience to be different. However, actual experience may differ from that assumed. Regulatory action, legal judgements, future economic conditions or other unforeseen events may impact ultimate settlements made.

11. Post balance sheet events

a) Merger of ISIS with F&C Group (Holdings) Limited

On 2 July 2004, ISIS announced it had entered into a conditional agreement with Eureko B.V. ("Eureko") to merge the businesses of ISIS with F&C Group (Holdings) Limited ("F&C"), a pan European asset management group. F&C is a wholly owned subsidiary of Eureko.

The Merger is subject to, inter alia, approval of ISIS and Friends Provident shareholders and to receipt of regulatory approvals. It is anticipated that a Circular and Listing Particulars detailing the proposed Merger will be posted to shareholders during August 2004 and the pre-requisite Extraordinary General Meetings will be held in September.

Structure and merger terms

The transaction will be effected by ISIS issuing 331 million new Ordinary Shares in exchange for 100% of the entire issued share capital of F&C.

Of the 331 million ISIS shares to be issued in consideration for F&C:

- The Company will receive 145 million ISIS shares for which it will pay consideration to Eureko of £378 million (representing 260 pence per new ISIS share) of which £250 million will be in cash and £128 million in new Friends Provident shares; and

- Eureko will receive 186 million ISIS shares of which:

  - 76 million will be placed in the market by Eureko at the time of Completion to ensure that ISIS has a free float exceeding 25%; and

  - 110 million will be retained by Eureko.

Following Completion, the Company will have a 51% interest in the enlarged ISIS Group, with Eureko (including F&C management and employees) retaining a 23% interest and a free float of 26%.

The proposed transaction has been classified as a reverse takeover for ISIS under the Listing Rules of the UKLA and trading in ISIS ordinary shares has accordingly been suspended. It is expected that this suspension will be lifted on publication of the Listing Particulars and Circular.

A price reset mechanism has been agreed in connection with the 145 million shares to be received by the Company, whereby the Company may be required to make further payments to Eureko depending on the share price following Completion. Additional consideration equal to the lesser of 40 pence per share and the amount by which the average trading price of ISIS shares exceeds 250 pence during January 2005, will be payable by the Company, the first 20 pence of which is payable in cash, with the balance in cash or Friends Provident shares at the Company's discretion.

Placing of new Friends Provident Ordinary Shares

Also on 2 July 2004, the Company announced a placing of 172,405,671 new Ordinary Shares in connection with the merger of ISIS and F&C, at a price of 135p per share, raising approximately £229 million, net of expenses. The new ordinary shares have been credited as fully paid and rank pari passu in all respects with the Company's existing ordinary shares, including rights to receive the 2004 interim dividend, which has been accrued within these financial statements.

b) Transactions effected on 9 July 2004

As part of the demutualisation of Friends' Provident Life Office (FPLO) and listing of the Company on 9 July 2001, shares or the proceeds of shares owned by members of FPLO who had yet to validate their entitlement to such shares or proceeds, were placed into trusts. In addition, the Company undertook to make a donation to the Friends Provident Foundation ("the Foundation"), a registered charity, of an amount equal to the lesser of the aggregate value in trust on 9 July 2004 and £20m.

Under the terms of the trusts, on 9 July 2004 the Company acquired 61,407,499 own shares and £25m cash for £nil financial consideration together with the liability to members who subsequently come forward to validate their entitlement. This liability continues until 9 July 2013, at which point claims become time barred. Also on 9 July 2004, the Company transferred 14,869,889 own shares, valued at £20m, to the Foundation for £nil financial consideration, with the balance of 46,537,610 own shares being redesignated as Treasury Shares. These transactions have been classified as a non adjusting post balance sheet event within these financial statements. Had the transactions been included, there would be no impact on the profit and loss account and a £20m increase to share premium. Under Urgent Issues Task Force abstract 37, consideration paid for an entity's own shares is required to be shown as a deduction from

shareholders' funds. There would have been no impact arising from these transactions.

Appendix: New Life & Pensions Business

(a) Half year ended 30 June 2004 vs half year ended 30 June 2003

	Half year ended 30 June 2004			Half year ended 30 June 2003			Perce chang
	Regular Premiums £m	Single Premiums £m	APE £m	Regular Premiums £m	Single Premiums £m	APE £m	APE %
Life							
Protection	36.9	-	36.9	28.1	-	28.1	31.3
Savings and Investment	23.3	376.5	60.9	19.3	321.5	51.4	18.5
	60.2	376.5	97.8	47.4	321.5	79.5	23.0
Pensions							
Individual Pensions	5.8	65.9	12.4	7.1	79.8	15.1	(17.9)
Group Pensions	72.9	135.9	86.5	66.7	188.4	85.6	1.1
Annuities	-	153.8	15.4	-	179.2	17.9	(14.0)
	78.7	355.6	114.3	73.8	447.4	118.6	(3.6)
Total Life & Pensions	138.9	732.1	212.1	121.2	768.9	198.1	7.1
DWP rebates (i)	-	12.1	1.2	-	20.4	2.0	(40.0)

(b) Quarter 2 2004 vs Quarter 2 2003

	Quarter 2 2004			Quarter 2 2003			Percen Chang
	Regular Premiums £m	Single Premiums £m	APE £m	Regular Premiums £m	Single Premiums £m	APE £m	APE %
Life							
Protection	21.8	-	21.8	15.5	-	15.5	40.6
Savings and Investment	11.9	193.6	31.2	9.2	163.6	25.5	22.4
	33.7	193.6	53.0	24.7	163.6	41.0	29.3
Pensions							
Individual Pensions	3.1	37.6	6.9	3.6	35.2	7.1	(2.8)
Group Pensions	44.7	70.9	51.8	36.7	126.1	49.4	4.9
Annuities	-	89.3	8.9	-	90.8	9.1	(2.2)
	47.8	197.8	67.6	40.3	252.1	65.6	3.0
Total Life & Pensions	81.5	391.4	120.6	65.0	415.7	106.6	13.1
DWP Rebates (i)	-	10.5	1.0	-	6.8	0.6	66.7

========= ======== ====== ======== ======== ====== ======

(c) Quarter 1 2004 vs Quarter 1 2003

	Quarter 1 2004			Quarter 1 2003			Percen Change
	Regular Premiums £m	Single Premiums £m	APE £m	Regular Premiums £m	Single Premiums £m	APE £m	APE %
Life							
Protection	15.1	-	15.1	12.6	-	12.6	19.8
Savings and Investment	11.4	182.9	29.7	10.1	157.9	25.9	14.7
	26.5	182.9	44.8	22.7	157.9	38.5	16.4
Pensions							
Individual Pensions	2.7	28.3	5.5	3.5	44.6	8.0	(31.3)
Group Pensions	28.2	65.0	34.7	30.0	62.3	36.2	(4.1)
Annuities	-	64.5	6.5	-	88.4	8.8	(26.1)
	30.9	157.8	46.7	33.5	195.3	53.0	(11.9)
Total Life & Pensions	57.4	340.7	91.5	56.2	353.2	91.5	(0.0)
DWP rebates (i)	-	1.6	0.2	-	13.6	1.4	(85.7)

(i) DWP rebates are included within individual pensions

END